SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 13)*

Magic Software Enterprises Ltd.

(Name of Issuer)

Ordinary Shares, NIS 0.01 par value

(Title of Class of Securities)

559166 10 3

(CUSIP Number)

FORMULA SYSTEMS (1985) LTD.

3 Abba Eban Boulevard, Herzlia 46725, Israel

972-9-959-8800

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

August 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.9

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 559166 10 3
1	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only) Formula Systems (1985) Ltd.

2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) 9 (b) 9
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) 9
6	Citizenship or Place of Organization Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 17,605,008
	8	Shared Voting Power 0
	9	Sole Dispositive Power 17,605,008
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 17,605,008
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) 9
13	Percent of Class Represented by Amount in Row (11) 55.4%
14	Type of Reporting Person (See Instructions) CO

Item 1. Security and Issuer

No change.

Item 2. Identity and Background

Item 2 is amended and restated as follows:

(a) – (c)

This statement is filed by Formula Systems (1985) Ltd. (“Formula”).

Formula is an Israeli Company with its principal business and principal office located at 3 Abba Eban Boulevard, Herzlia 46725, Israel. Formula provides information technology and software solutions both in Israel and internationally.

d.

None of Formula or any of its executive officers or directors listed on Annex A has been, during the last five years, convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

e.

None of Formula or any of its executive officers or directors listed on Annex A has been during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amounts of Funds or Other Consideration

Item 3 is amended and restated as follows:

The purchase price for the 2,400,000 ordinary shares of the Issuer initially purchased by the Reporting Person was $4.0 million. The funds for such purchase were provided from working capital. The Reporting Person acquired beneficial ownership of an additional 9,446,814 ordinary shares of the Issuer through the acquisition of voting control of the outstanding ordinary shares of Formula Vision Technologies (F.V.T) Ltd. (formerly known as Mashov Computers Ltd.) (“Formula Vision”), which held such 9,446,814 ordinary shares. The funds for the transactions pursuant to which the Reporting Person acquired voting control of Formula Vision were provided from working capital. On December 24, 1998, the Reporting Person purchased 3,600,000 ordinary shares of the Issuer for an aggregate purchase price of $4.8 million. The funds for such purchase, as well as subsequent purchases made in the open market and previously reported, were provided from working capital. Between July 3, 2000 and October 12, 2000, the Reporting Person purchased 490,500 ordinary shares of the Issuer for the aggregate price of $4,234,750. The funds for such purchases were provided from working capital. On March 20, 2001, Formula Vision distributed to its shareholders a dividend in kind of all the Issuer's ordinary shares held by Formula Vision. As a result, the Reporting Person received 6,700,315 ordinary shares of the Issuer. Between March 20, 2001 and March 30, 2001 the Reporting Person purchased 759,500 ordinary shares of the Issuer for an aggregate purchase price of $1,497,255. The funds for these purchases were provided from working capital. Between April 3, 2001 and December 28, 2001 the Reporting Person purchased an additional 1,419,900 ordinary shares of the Issuer for an aggregate purchase price of $2,753,460. The funds for these purchases were provided from working capital. Between December 31, 2001 and September 6, 2002 the Reporting Person purchased an additional 796,900 ordinary shares of the Issuer for an aggregate purchase price of $1,266,378. The funds for these purchases were provided from working capital. Between October 2002 and March 2003 the Reporting Person purchased an additional 784,287 ordinary shares of the Issuer for an aggregate purchase price of $822,325.  In April 2003, the Reporting Person purchased an additional 128,585 ordinary shares of the Issuer for an aggregate purchase price of $152,040.  In November 2003 the Reporting Person sold in the open market 346,364 ordinary shares of the Issuer for an aggregate price of $1,445,492.  Between February 2004 and June 2004 the Reporting Person sold in the open market 379,657 ordinary shares of the Issuer for an aggregate price of $2,449,000. Between 2006-2007 the Reporting Person purchased in the open market 547,473 ordinary shares of the Issuer for an aggregate price of $1,158,000. In March 2008 the Reporting Person purchased 868,197 ordinary shares of the Issuer for an aggregate price of $1,620,000.  Between May and August 2008 the Reporting Person purchased in the open market 568,990 ordinary shares of the Issuer for an aggregate price of $1,100,000. The Reporting Person now holds 17,605,008 ordinary shares of the Issuer.

Item 4. Purposes of Transaction

Item 4 is amended and restated as follows:

Pursuant to a share purchase agreement, dated March 12, 1998, between the Reporting Person and the Issuer (the “Share Purchase Agreement”), on May 14, 1998, the Reporting Person purchased 2,400,000 ordinary shares of the Issuer as a strategic investment. Following this purchase, in accordance with a Shareholders’ Agreement dated March 12, 1998 between the Reporting Person and Formula Vision, Dan Goldstein, the Chairman of the Board of Directors of the Reporting Person, became a director of the Issuer. Under the Share Purchase Agreement, the Reporting Person also acquired (i) the option (the “First Option”), expiring on September 30, 1998, to purchase 1,800,000 ordinary shares of the Issuer and (ii) if the First Option had been exercised, the option (the “Second Option”), expiring on June 30, 1999, to purchase 2,400,000 ordinary shares of the Issuer. The First Option expired unexercised on September 30, 1998, and, accordingly, the Second Option terminated.

As a result of a number of transactions between April 5, 1998 and November 22, 1998, the Reporting Person acquired a majority of the outstanding ordinary shares of Formula Vision. The purpose of these transactions was to acquire control of the operations of Formula Vision and the entities controlled by Formula Vision. Gad Goldstein, the President of the Reporting Person, was elected as a director of the Issuer in December 1998. Between November 8, 1999 and December 2, 1999, Formula Vision sold 446,814 ordinary shares of the Issuer in a series of transactions in the open market.

Pursuant to a second share purchase agreement, dated December 31, 1998, between the Reporting Person and the Issuer, on December 31, 1998, the Reporting Person purchased an additional 3,600,000 orshares of the Issuer as a strategic investment and to finance the formation of a joint venture between the Issuer and a third party.

Between December 1, 1999 and December 14, 1999, the Reporting Person sold 288,000 ordinary shares of the Issuer in a series of transactions in the open market.

On February 25, 2000, the Reporting person sold 500,000 ordinary shares in a public offering in which the Issuer also sold 3,500,000 ordinary shares. On March 15, 2000, the Reporting Person sold an additional 277,000 ordinary shares pursuant to the underwriters’ exercise of the over-allotment option in connection with the public offering.

Between July 3, 2000 and October 12, 2000, the Reporting Person purchased 490,500 ordinary shares of the Issuer in a series of transactions in the open market.

On March 20, 2001, Formula Vision distributed to its shareholders a dividend in kind of all the Issuer's ordinary shares held by Formula Vision. As a result, the Reporting Person received 6,700,315 ordinary shares of the Issuer.

Between March 20, 2001 and March 30, 2001 the Reporting Person purchased 759,500 ordinary shares of the Issuer in a series of transactions in the open market.

Between April 3, 2001 and December 28, 2001 the Reporting Person purchased an additional 1,419,900 ordinary shares of the Issuer in a series of transactions in the open market.

Between December 31, 2001 and September 6, 2002 the Reporting person purchased an additional 796,900 ordinary shares of the Issuer in a series of transactions in the open market.

Between October 2002 and March 2003 the Reporting Person purchased an additional 784,287 ordinary shares of the Issuer in a series of transactions in the open market.

In April 2003, the Reporting Person purchased an additional 128,585 ordinary shares of the Issuer in a series of transactions in the open market.

In November 2003 the Reporting Person sold in the open market 346,364 ordinary shares of the Issuer in a series of transactions in the open market.

Between February 2004 and June 2004 the Reporting Person sold 379,657 ordinary shares in a series of transactions in the open market.

Between 2006 and 2007 the Reporting Person purchased in the open market 547,473 ordinary shares of the Issuer in a series of transactions in the open market.

In March 2008 the Reporting Person purchased in the open market 868,197 ordinary shares of the Issuer in a series of transactions in the open market.

Between May and August 2008  the Reporting Person purchased in the open market 568,990 ordinary shares of the Issuer in a series of transactions in the open market.

As a result of the foregoing transactions and a series of transactions in the open market, the Reporting Person beneficially owns 17,036,018 ordinary shares of the Issuer, representing approximately 54% of the outstanding ordinary shares of the Issuer.

From and after July 1, 1999 and as long as the Reporting Person owns at least 17% of the outstanding ordinary shares of the Issuer on a fully diluted basis, the Reporting Person has the right of first refusal to purchase all or any portion of the equity securities proposed to be issued by the Issuer.

The Reporting Person may, from time to time, purchase or dispose of ordinary shares of the Issuer in the open market or in privately negotiated transactions, depending upon the evaluation of the operations, financial condition and results of operations of the Issuer, and upon other developments, including, but not limited to, general economic and business conditions and market conditions.

Other than as described above, the Reporting Person does not intend to take any of the actions described in Item 4 of Schedule 13D.

Item 5. Interest in the Securities of the Issuer

Item 5 is amended and restated as follows:

17,605,008 ordinary shares of the Issuer are currently beneficially owned by the Reporting Person, representing approximately 55.4% of the outstanding ordinary shares of the Issuer.

The Reporting Person has sole power to vote and dispose of the shares beneficially owned by it.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

No change.

Item 7. Materials to be Filed as Exhibits

1.

Share Purchase Agreement, dated March 12, 1998, between the Reporting Person and the Issuer.

2.

Shareholders' Agreement, dated March 12, 1998, between the Reporting Person andFormulaVision.

3.

Form of Warrant for the purchase of 600,000 ordinary shares of the Issuer.

4.

Form of Warrant for the purchase of 800,000 ordinary shares of the Issuer.

5.

Loan Agreement, dated as of March 12, 1998, between the Reporting Person and the Issuer.

6.

Agreement, dated December 31, 1998, between the Reporting Person and the Issuer.

7.

U.S. Underwriting Agreement, dated February 24, 2000, among the Issuer, the Reporting Person, Magic Software Enterprises Inc. and the representatives of the underwriters named therein.

8.

International Underwriting Agreement, dated February 24, 2000, among the Issuer, the Reporting Person, Magic Software Enterprises Inc. and the representatives of the underwriters named therein.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 31, 2008

Formula Systems (1985) Ltd.

By:

/s/__________________

Guy Bernstein

Chief Executive Officer